UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Capnia, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
14066L105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
▢ Rule 13d-l(b)
▢ Rule 13d-l(c)
X Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not
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CUSIP No.  14066L105
1. Name of Reporting Person.
The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
▢ (a)
▢ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 414,383 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 414,383 (1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 414,383 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 2.95% (2)
12. Type of Reporting Person (See Instructions) IA

(1)      Includes (i) 346,197 shares of Common Stock held by Triremes 16 LLC, for which Spinnaker Capital 2007 GP LLC serves as the managing member;  (ii)57,201 shares of Common Stock held by Gore Creek LLC for which The Bollard Group LLC provides investment advisory services; and (iii) 10,985 shares of Common Stock issuable within sixty (60) days of December 31, 2015 upon the exercise of outstanding warrants held by Gore Creek LLC for which The Bollard Group LLC provides investment advisory services.  The Reporting Person is the registered investment adviser upon which Spinnaker Capital 2007 GP LLC is a relying adviser.
(2)       Based on 14,017,909 shares of the Issuer’s Common Stock outstanding as of December 31, 2015 per direct disclosure from Company.

Persons who respond to the collection of information contained in this form are not
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CUSIP No.  14066L105
1. Name of Reporting Person.
Triremes 16 LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
▢ (a)
▢ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 346,197 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 346,197 (1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 346,197 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 2.47% (2)
12. Type of Reporting Person (See Instructions) PN
(1)      Includes (i) 346,197 shares of Common Stock held by the Reporting Person.
(2)      Based on 14,017,909 shares of the Issuer’s Common Stock outstanding as of December 31, 2015 per direct disclosure from Company.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  14066L105
1. Name of Reporting Person.
Anastasios Parafestas
2. Check the Appropriate Box if a Member of a Group (See Instructions)
▢ (a)
▢ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 414,383 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 414,383 (1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 414,383 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 2.95% (2)
12. Type of Reporting Person (See Instructions) IN/HC
(1)      Includes (i) 346,197 shares of Common Stock held by Triremes 16 LLC, for which Spinnaker Capital 2007 GP LLC serves as the managing member; (ii) 57,201 shares of Common Stock held by Gore Creek LLC; and (iii) 10,985 shares of Common Stock issuable within sixty (60) days of December 31, 2015 upon the exercise of outstanding warrants held by Gore Creek LLC. The Reporting Person serves as the sole manager for each of The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC and Gore Creek LLC.
(2)      Based on 14,017,909 shares of the Issuer’s Common Stock outstanding as of December 31, 2015 per direct disclosure from Company.

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Item 1.

	(a)	Name of Issuer:

Capnia, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

3 Twin Dolphin Drive
Redwood City, CA 94065
Item 2.

	(a)	Name of Person Filing:

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC

	(b)	Address of Principal Business Office or, if none, Residence:

One Joy Street
Boston, MA 02108

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number: 14066L105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC: 414,383 (1)
Triremes 16 LLC: 346,197 shares (2)
Anastasios Parafestas: 414,383 shares (3)

(b)	Percent of class:

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC: 2.95%(1)(4)
Triremes 16 LLC: 2.47% (2)(4)
Anastasios Parafestas: 2.95% (3)(4)

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(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC: 414,383 shares (1)
Triremes 16 LLC: 346,197 shares (2)
Anastasios Parafestas: 414,383 shares (3)

(ii) Shared power to vote or to direct the vote

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC: 0 shares
Triremes 16 LLC: 0 shares
Anastasios Parafestas: 0 shares

(iii) Sole power to dispose or to direct the disposition of

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC: 414,383 shares (1)
Triremes 16 LLC: 346,197 shares (2)
Anastasios Parafestas: 414,383 shares (3)

(iv) Shared power to dispose or to direct the disposition of

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC: 0 shares
Triremes 16 LLC: 0 shares
Anastasios Parafestas: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC
Triremes 16 LLC
Gore Creek LLC
Anastasios Parafestas.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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(1)	Includes (i) 346,197 shares of Common Stock held by Triremes 16 LLC, for which Spinnaker Capital 2007 GP LLC serves as the managing member; (ii) 57,201 shares of Common Stock held by Gore Creek LLC for which The Bollard Group LLC provides investment advisory services; and (iii) 10,985 shares of Common Stock issuable within sixty (60) days of December 31, 2015 upon the exercise of outstanding warrants held by Gore Creek LLC for which The Bollard Group LLC provides investment advisory services .
(2)	Includes (i) 346,197 shares of Common Stock held by Triremes 16 LLC, for which Spinnaker Capital 2007 GP LLC serves as the managing member.
(3)	Includes (i) 346,197 shares of Common Stock held by Triremes 16 LLC, for which Spinnaker Capital 2007 GP LLC serves as the managing member; (ii) 57,201 shares of Common Stock held by Gore Creek LLC; and (iii) 10,985 shares of Common Stock issuable within sixty (60) days of December 31, 2015 upon the exercise of outstanding warrants held by Gore Creek LLC. The Reporting Person serves as the sole manager for each of The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC and Gore Creek LLC.
(4)	Based on 14,017,909 shares of the Issuer’s Common Stock outstanding as of December 31, 2015 per direct disclosure from Company.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 1, 2016
Date

The Bollard Group LLC and relying adviser Spinnaker Capital 2007 GP LLC

By: /s/ Anastasios Parafestas
Print Name:	Anastasios Parafestas,
Managing Member

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